The Polestar Group
Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2025 and for
the Six months ended June 30, 2025 and 2024

Polestar Automotive Holding UK PLC

INDEX TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss for the Six months ended June 30, 2025 and 2024	F-3
Unaudited Condensed Consolidated Statement of Financial Position as of June 30, 2025 and December 31, 2024	F-4
Unaudited Condensed Consolidated Statement of Changes in Equity for the Six months ended June 30, 2025 and 2024	F-6
Unaudited Condensed Consolidated Statement of Cash Flows for the Six months ended June 30, 2025 and 2024	F-7
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	F-8

Polestar Automotive Holding UK PLC
Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss
(in thousands of U.S. dollars except per share data)

		For the six months ended June 30,
	Note	2025	2024
Revenue	3	1,422,605	909,247
Cost of sales	4	(2,125,729)	(932,533)
Impairment expense, net of reversals	4	(723,524)	—
Other cost of sales	4	(1,402,205)	(932,533)
Gross loss		(703,124)	(23,286)
Selling, general and administrative expense	4	(431,283)	(450,465)
Research and development expense	4	(31,262)	(24,312)
Other operating income, net	5	70,075	21,913
Operating loss		(1,095,594)	(476,150)
Finance income	7	52,797	8,077
Finance expense	7	(185,319)	(199,278)
Fair value change - Earn-out rights	12	15,813	139,638
Fair value change - Class C Shares		—	2,500
Share of losses in associates	6	(24,261)	(4,350)
Loss before income taxes		(1,236,564)	(529,563)
Income tax benefit (expense)	8	43,485	(14,315)
Net loss		(1,193,079)	(543,878)
Net loss per share (in U.S. dollars)	9
Class A - Basic and Diluted		(0.56)	(0.26)
Class B - Basic and Diluted		(0.56)	(0.26)

Consolidated Statement of Comprehensive Loss

Net loss		(1,193,079)	(543,878)
Other comprehensive loss:
Items that may be subsequently reclassified to the Consolidated Statement of Loss:
Exchange rate differences from translation of foreign operations		34,876	(23,807)
Total other comprehensive loss		34,876	(23,807)
Total comprehensive loss		(1,158,203)	(567,685)

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Polestar Automotive Holding UK PLC
Unaudited Condensed Consolidated Statement of Financial Position
(in thousands of U.S. dollars)

	Note	June 30, 2025	December 31, 2024
Assets
Non-current assets
Intangible assets and goodwill	10	837,666	1,040,849
Property, plant and equipment	11	360,068	537,743
Vehicles under operating leases		64,323	56,137
Other non-current assets		43,252	39,740
Deferred tax assets	8	123,379	81,554
Total non-current assets		1,428,688	1,756,023
Current assets
Cash and cash equivalents	12	718,625	739,237
Trade receivables	12	259,360	152,405
Trade receivables - related parties	12, 17	76,843	37,844
Accrued income - related parties	12, 17	55,903	42,839
Inventories	13	805,701	1,079,361
Current tax assets		10,201	5,021
Other current assets		270,284	238,907
Other current assets - related parties	12, 17	17,098	2,713
Total current assets		2,214,015	2,298,327
Total assets		3,642,703	4,054,350
Equity
Share capital		(21,258)	(21,169)
Other contributed capital		(3,845,698)	(3,625,027)
Foreign currency translation reserve		28,276	63,152
Accumulated deficit		8,104,683	6,911,604
Total equity	14	4,266,003	3,328,560
Liabilities
Non-current liabilities
Non-current contract liabilities		(74,207)	(61,002)
Deferred tax liabilities		(527)	(630)
Other non-current provisions	15	(104,201)	(94,757)
Other non-current liabilities		(81,398)	(71,398)
Earn-out liability	12	(12,965)	(28,778)
Non-current liabilities to credit institutions	12, 16	(973,779)	(927,235)
Other non-current interest-bearing liabilities	12	(50,289)	(47,918)
Other non-current interest-bearing liabilities - related parties	12, 17	(1,409,102)	(1,410,258)
Total non-current liabilities		(2,706,468)	(2,641,976)
Current liabilities
Trade payables	12	(130,950)	(103,368)
Trade payables - related parties	12, 17	(626,791)	(790,546)
Accrued expenses - related parties	12, 17	(280,782)	(279,686)
Advance payments from customers	12	(7,940)	(17,344)
Current provisions	15	(114,764)	(72,769)
Current liabilities to credit institutions	12, 16	(3,087,055)	(2,512,394)
Current tax liabilities		(5,347)	(28,872)
Interest-bearing current liabilities	12	(14,539)	(13,923)
Interest-bearing current liabilities - related parties	12, 17	(110,789)	(100,662)
Current contract liabilities		(29,388)	(37,649)
Class C Shares liability	12	(3,500)	(3,500)
Other current liabilities		(747,692)	(740,577)
Other current liabilities - related parties	12, 17	(42,701)	(39,644)
Total current liabilities		(5,202,238)	(4,740,934)
Total liabilities		(7,908,706)	(7,382,910)
Total equity and liabilities		(3,642,703)	(4,054,350)

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Polestar Automotive Holding UK PLC
Unaudited Condensed Consolidated Statement of Changes in Equity
(in thousands of U.S. dollars)

	Note	Share capital	Other contributed capital	Currency translation reserve	Accumulated deficit	Total
Balance as of January 1, 2024		(21,168)	(3,615,187)	25,639	4,861,707	1,250,991
Net loss		—	—	—	543,878	543,878
Other comprehensive loss		—	—	23,807	—	23,807
Total comprehensive loss		—	—	23,807	543,878	567,685
Equity-settled share-based payment		(1)	(6,774)	—	—	(6,775)
Balance as of June 30, 2024		(21,169)	(3,621,961)	49,446	5,405,585	1,811,901

Balance as of January 1, 2025		(21,169)	(3,625,027)	63,152	6,911,604	3,328,560
Net loss		—	—	—	1,193,079	1,193,079
Other comprehensive loss		—	—	(34,876)	—	(34,876)
Total comprehensive loss		—	—	(34,876)	1,193,079	1,158,203
Equity issuance - Securities Purchase Agreement	14	—	(200,000)	—	—	(200,000)
Equity-settled share-based payment		(89)	(5,406)	—	—	(5,495)
Related party capital contribution	17	—	(15,265)	—	—	(15,265)
Balance as of June 30, 2025		(21,258)	(3,845,698)	28,276	8,104,683	4,266,003

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Polestar Automotive Holding UK PLC
Unaudited Condensed Consolidated Statement of Cash Flows
(in thousands of U.S. dollars)

		For the six months ended June 30,
	Note	2025	2024
Cash flows from operating activities
Net loss		(1,193,079)	(543,878)
Adjustments to reconcile net loss to net cash flows:
Depreciation and amortization	4, 10, 11	32,333	22,769
Warranty provisions	15	40,828	8,697
Impairment of inventory	4, 13	81,056	31,682
Impairment of property, plant, and equipment, vehicles under operating leases, and intangible assets, net of reversals	2, 4, 10, 11	723,524	—
Finance income	7	(52,797)	(8,077)
Finance expense	7	185,319	199,278
Fair value change - Earn-out rights	12	(15,813)	(139,638)
Fair value change - Class C Shares		—	(2,500)
Income tax (expense) benefit	8	(43,485)	14,315
Share of losses in associates	6	24,261	4,350
Net gains on derecognition and disposal of property, plant and equipment and intangible assets	11	(286)	—
Litigation provisions, net of insurance	15	(583)	2,784
Other provisions	15	35,993	15,826
Unrealized operating exchange rate loss, net		(38,546)	(5,629)
Other non-cash expense and income		40,931	7,627
Changes in operating assets and liabilities:
Inventories	13	345,169	160,813
Contract liabilities		(6,720)	24,204
Trade receivables, prepaid expenses, and other assets		(149,266)	98,623
Trade payables, accrued expenses, and other liabilities		(335,281)	(3,196)
Restricted deposits		(2,565)	—
Interest received		1,867	5,606
Interest paid		(146,545)	(146,199)
Taxes paid		(23,967)	(15,128)
Cash used for operating activities		(497,652)	(267,671)
Cash flows from investing activities
Additions to property, plant, and equipment	11	(88,032)	(83,884)
Additions to intangible assets	10	(201,581)	(133,049)
Additions to investment in associates	6	(38,816)	(34,300)
Reductions (additions) to other non-current assets		460	(21,490)
Proceeds from sale of property, plant and equipment	11	6,294	34
Cash used for investing activities		(321,675)	(272,689)
Cash flows from financing activities
Proceeds from short-term borrowings	16, 17	1,954,240	388,420
Proceeds from long-term borrowings	17	—	952,754
Repayments of borrowings	16, 17	(1,455,817)	(867,249)
Proceeds from equity issuance	14	200,000	—
Repayments of lease liabilities		(10,968)	(12,534)

Cash provided by financing activities	687,455	461,391
Effect of foreign exchange rate changes on cash and cash equivalents	111,260	(20,384)
Net decrease in cash and cash equivalents	(20,612)	(99,353)
Cash and cash equivalents at the beginning of the period	739,237	768,264
Cash and cash equivalents at the end of the period	718,625	668,911

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
Note 1 - Overview and basis of preparation
General information
Polestar Automotive Holding UK PLC (the “Parent”), together with its subsidiaries, hereafter referred to as "Polestar", the "Company", "Polestar Group" or the "Group", is a public limited company incorporated in the United Kingdom. Polestar Group operates principally in the automotive industry, engaging in the research and development, the branding and marketing, and the commercialization and selling of battery electric vehicles and related technology solutions. Polestar Group has a presence in 28 markets across Europe, North America, and Asia. Polestar Group has its management headquarters located at Assar Gabrielssons väg 9, 41878 Göteborg, Sweden.
Basis of preparation
These Unaudited Condensed Consolidated Interim Financial Statements are prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34"), as adopted by the International Accounting Standards Board ("IASB"), and are presented in thousands of U.S. Dollar, unless otherwise stated. These Unaudited Condensed Consolidated Interim Financial Statements should be read in conjunction with the Consolidated Financial Statements of Polestar Automotive Holding UK PLC, as of December 31, 2024 and 2023, and for the three years ended December 31, 2024 as presented in the Form 20-F filed with the United States Securities and Exchange Commission ("SEC") on May 9, 2025 ("2024 Consolidated Financial Statements"). They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards, however, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group's financial position and performance since the last annual financial statements.
These Unaudited Condensed Consolidated Interim Financial Statements were authorized for issue by the Company's Board of Directors on September 3, 2025.
Seasonality
Polestar's business is subject to seasonal fluctuations, consistent with patterns observed in the general automotive industry. Demand is typically lower in the first quarter and stronger during the spring and fall. The impact of seasonality on the Group's financial performance has been less visible in the past due to rapid growth, but as the operations expand, seasonal effects may become more pronounced. Consequently, interim results may not be indicative of the full-year performance.
Going concern
These Unaudited Condensed Consolidated Interim Financial Statements have been prepared on a basis that assumes Polestar Group will continue as a going concern and the ordinary course of business will continue in alignment with management's 2025-2029 business plan.
Management assessed Polestar Group's ability to continue as a going concern and evaluated whether there are certain events or conditions, considered in the aggregate, that may cast significant doubt about Polestar's ability to continue as a going concern. As a result of this assessment, management identified a material uncertainty that casts doubt on Polestar Group's ability to obtain sufficient financing to support its cash flow needs and ensure on-going compliance with its debt covenants. In performing this assessment, management considered information including cash flow forecasts, liquidity forecasts and operational forecasts pertaining to the twelve-month period following the issuance date of these Unaudited Condensed Consolidated Interim Financial Statements, as well as other risks related to Polestar's business. In making these forecasts, management was required to make judgements relating to Polestar Group's future operations as well as macroeconomic and geopolitical factors. These include judgements relating to car sale volumes and prices, operating expenses (including the potential impact of tariffs), required capital expenditure and market demand for debt refinancing and debt and equity issuances by Polestar.
As a result of scaling up commercialization and continued capital expenditures related to developing its line-up of vehicles, managing the Company's liquidity profile and funding needs remains one of management's key priorities. If Polestar is not able to raise the necessary funds through its operations, equity issuances, debt financings and refinancing or other means, the Group may be required to delay, limit, reduce, or, in the worst case, terminate research and development and / or commercialization efforts. As of June 30, 2025, Polestar has net current liabilities of $2,988,223. Since inception, Polestar Group has generated recurring net losses and negative operating and investing cash flows. Net losses for the six months ended June 30, 2025 and 2024 amounted to $1,193,079 and $543,878, respectively. Negative operating cash flows for the six months ended June 30, 2025 and 2024 amounted to $497,652 and $267,671, respectively. Negative investing cash flows for the six months ended June 30, 2025 and 2024 amounted to $321,675 and $272,689. Management's 2025-2029 business plan indicates that Polestar will generate negative operating cash flows in the near future and investing cash flows of Polestar will continue to be negative in the near and long-term future due to the nature of Polestar's business. Securing financing to support operating and development activities represents an ongoing challenge for Polestar Group.
Polestar Group primarily finances its operations through short-term (i.e., 12 months or less) working capital loan arrangements with credit institutions, contributions from shareholders, extended trade credit from related parties, and long-term financing arrangements with related parties. For further details of the contractual maturities of Polestar's non-derivative financial assets and liabilities, including its financing arrangements refer to Note 12 - Financial instruments. Management's most recent liquidity and funding plan indicates that Polestar Group depends on rolling-over current financing arrangements as well as obtaining additional financing that is expected to be funded via a combination of new short-term working capital loan arrangements, long-term loan arrangements, loans with related parties, and executing capital market transactions through offerings of debt and/or equity. Until Polestar Group begins generating sufficient positive operating cash flows, the timely realization of these financing endeavors is essential for Polestar Group's ability to continue as a going concern. Management cannot guarantee that Polestar Group will be successful in securing the funds necessary to continue operating and development activities as planned.
During the six months ended June 30, 2025, Polestar demonstrated efforts towards achieving its funding and liquidity targets by:

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
•Obtaining multiple new and / or rolled-over short-term working capital loan arrangements with banking partners in China;
•Obtaining additional bilateral loan facilities of USD450.0 million and EUR150.0 million;
•Increasing the limit and extending the term on the Trade Finance Facility; and
•Securing a $200.0 million equity investment in the form of a private investment in public equity transaction with PSD Investment Limited.
Polestar is party to financing instruments that contain financial covenants with which Polestar must comply during, and beyond, the 12 months following the issuance date of these Unaudited Condensed Consolidated Interim Financial Statements including, but not limited to, a minimum quarterly cash level of €400 million, a maximum quarterly financial indebtedness of $5.5 billion, a defined range for its debt-to-asset ratio (calculated on a quarterly basis) and a minimum annual revenue requirement. A failure to comply with such covenants may result in an event of default that could have material adverse effects on its business. Due to the factors discussed above, there is material uncertainty as to whether Polestar will be able to comply with all its covenants in future periods. Remedies to a potential event of default include proactively applying for a covenant waiver or amendment prior to such event of default occurring. Prior to June 30, 2025, Standard Chartered Bank, as agent, and the syndicated lenders of the Club Loan (refer to Note 16 - Liabilities to credit institutions for further information) agreed to amend the debt-to-asset ratio range to be from 0.90 to 1.50 for the second quarter of 2025. As a result, Polestar was in compliance with this covenant as of June 30, 2025. On July 9, 2025, Standard Chartered Bank and the syndicated lenders agreed to amend the minimum revenue covenant for 2025 from $7,144.9 million to $3,000.0 million and to amend the debt-to-asset ratio range to be from 0.90 to 1.45 for the third quarter of 2025 and from 0.85 to 1.40 for the fourth quarter of 2025. However, management cannot guarantee that waivers or amendments will be granted for any future non-compliance with covenants on this facility nor on Polestar's other borrowings with covenants.
Management forecasts sufficient liquidity in the twelve-month period following the issuance date of these Unaudited Condensed Consolidated Interim Financial Statements in order for Polestar to meet its cash flow requirements as well as to ensure compliance with the applicable financial covenants, but the uncertainty related to the execution of management's liquidity and funding plan indicates the existence of a material uncertainty that may cast significant doubt upon Polestar's ability to continue as a going concern. There are ongoing efforts in place to mitigate the uncertainty. The Unaudited Condensed Consolidated Interim Financial Statements do not include any adjustments to reflect the going concern uncertainty.
Note 2 - Significant accounting policies and judgements
Except for the incremental changes to policies described below, Polestar Group continues to apply the same accounting policies as described in Note 2 - Significant accounting policies and judgements of the 2024 Consolidated Financial Statements.
Revenue recognition
Sales of carbon credits
Various jurisdictions encourage manufacturers to produce and sell low-polluting and non-polluting vehicles by providing manufacturers with mechanisms to directly or indirectly monetize their production of low- and non-polluting vehicles ("emission programs"). Polestar does not manufacture or sell carbon emitting vehicles and therefore is able to benefit from these emission programs. The emission programs can take different forms which impacts the recognition of related revenue. The following describes Polestar's revenue recognition for the material emission programs in which Polestar participates:
•In certain jurisdictions there are agencies which award tradable carbon credits to qualifying companies. In these cases, Polestar recognizes revenue when the carbon credits awarded to it by the agencies are sold to third parties. Revenue is recognized at the point in time the customer obtains control of the carbon credits (i.e., Polestar satisfies its performance obligation). This is evidenced when the relevant agency confirms the credits have moved out of Polestar's account and into the counterparty's account i.e. when the counterparty has the ability to direct the use of, and obtain the benefits from, the carbon credits transferred.
•In the EU there are emissions targets for the fleets registered in eligible countries in the EU by each vehicle manufacturer in a calendar year. If a manufacturer's fleet exceeds the target, they are required to pay a penalty. A pooling agreement allows multiple companies to come together and form a single pool of their fleets for the purposes of the calculation of the fleet emissions. This allows manufacturers with high emission fleets to reduce their penalty by pooling with manufacturers with low emission fleets. For the calendar year 2025, Polestar entered into a pooling agreement with other vehicle manufacturers under which it is compensated by the high emission members of the pool for each of its vehicles sold and registered in the eligible countries. Under the pooling agreement, Polestar's performance obligation is to register its low emission vehicles as part of the pool which allows the high emissions manufacturers to benefit by paying a lower penalty than they would have paid in the absence of the pool. The performance obligation is satisfied over time as Polestar registers its vehicles with the pool over the contract period and, accordingly, Polestar recognizes revenue over time. Polestar uses the output method to estimate the revenue to be recognized in any period based on the vehicle registrations in that period.
Cost of sales - duty drawback
The creation of the United States' duty drawback program allows Polestar to recover duties paid on vehicles imported into the United States when such vehicles, or similar vehicles, are subsequently exported. Recoveries on import tariffs paid are accounted for as a reduction to cost of sales in the period of recovery, when the imported vehicle is no longer in inventories.
Inventories
Duty drawback

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
The creation of the United States' duty drawback program allows Polestar to recover duties paid on vehicles imported into the United States when such vehicles, or similar vehicles, are subsequently exported. Recoveries on import tariffs paid are accounted for as a reduction the cost of inventory when the imported vehicle has not yet been sold at the date of the recovery.
Provisions and contingent liabilities
Restructuring provisions
Restructuring provisions relate to planned reorganization or restructuring of parts of the business or certain business operations. Costs related to restructuring generally comprise employee severance packages, facility closure costs, and other costs related to business reorganization. In the six months ended June 30, 2025, Polestar recognized a provision for restructuring, primarily related to severance costs. Polestar had a detailed formal plan for those restructurings and they were initiated prior to June 30, 2025. Polestar's provision associated with its restructuring are presented within Current provisions on the Unaudited Condensed Consolidated Statement of Financial Position.
Adoption of new and amended standards
Effects of new and amended IFRS
In August 2023, the IASB issued the amendments to IAS 21, The Effects of Changes in Foreign Exchange Rates ("IAS 21") titled Lack of Exchangeability, which outlines how to assess whether a currency is exchangeable and how to determine the exchange rate when it is not. This amendment is effective for annual periods beginning on or after January 1, 2025 and did not have a material impact on these Unaudited Condensed Consolidated Interim Financial Statements.
New and amended IFRS issued but not yet effective
Management has assessed the new and amended accounting standards issued during the six months ended June 30, 2025 but not yet effective and concluded that their adoption will not have a material impact on the Group when they are adopted.
Use of estimates and judgements
In preparing these Unaudited Condensed Consolidated Interim Financial Statements, management has made judgements and estimates about the future that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
The significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those described in the 2024 Consolidated Financial Statements with the exception of the impairment of assets as follows.
Impairment of assets
As of June 30, 2025, management identified indicators of impairment for its Polestar 3 CGU, namely a reduction in forecast gross margin and in sales volumes in the short-term resulting in a decrease in the forecast lifecycle profitability of the vehicle.
The recoverable amount of the Polestar 3 CGU was based on its value in use and calculated based on estimations of future cash flows. Forecast cash flows were discounted using a WACC of 15.5% (15.5% as of December 31, 2024).
The assumptions used to estimate future cash flows reflect changes in financial conditions and/or expectations since the previous impairment test was performed (December 31, 2024), including increases in production costs resulting from the imposition of increased tariffs on imported automotive parts for cars assembled in the U.S., and pressures on pricing of electric vehicles, which significantly impacted profitability. As a consequence of less favorable macroeconomic and market conditions than originally anticipated, the recoverable amount of the Polestar 3 CGU was estimated to be $25,182, resulting in an impairment loss of $739,347 presented in Cost of sales. This impairment loss was allocated to assets as follows:

June 30, 2025
Intangible assets and goodwill	494,506
Property, plant and equipment	244,344
Vehicles under operating leases	497
Total impairment expense	739,347
The volumes, pricing, manufacturing costs and WACC inputs used in determining the value in use for each CGU are sensitive and require significant judgement.
Note 3 - Revenue
The following table shows the Group's revenue disaggregated by source:

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)

	For the six months ended June 30,
	2025	2024
Sales of vehicles[1]	1,317,756	888,652
Sales of carbon credits[2]	72,155	40
Vehicle leasing revenue	7,579	11,566
Sales of software and performance engineered kits	5,628	7,891
Other revenue	19,487	1,098
Total	1,422,605	909,247
1 - Revenue related to sale of vehicles are inclusive of extended and connected services recognized over time.
2 - In 2024, Polestar entered into an EU pooling agreement with third parties under which all parties are collectively assessed for the purposes of meeting the emissions targets set out in Regulation (EU) 2019/631 in the calendar year 2025. Under the agreement, Polestar is remunerated by other members of the pool based on the number of registrations of its vehicles that are made in the countries included in the regulation.
For the six months ended June 30, 2025 and 2024, other revenue primarily consisted of license revenue generated from sales-based royalties received from Volvo Cars on sales of parts and accessories for Polestar vehicles, software performance upgrades and sale of technology to other related parties.
For the six months ended June 30, 2025 and 2024 no sole customer, that is not a related party, exceeded 10% of total revenue.
The following table shows the breakdown of the Group's revenue from external customers by geographical location of the Group entity recognizing the revenue:

	For the six months ended June 30,
	2025	2024
United Kingdom	373,173	143,916
Sweden	275,529	139,768
Norway	98,451	56,162
USA	93,836	131,380
Germany	90,830	77,297
Belgium	76,432	46,981
Korea	54,828	13,908
Netherlands	54,759	42,456
Denmark	52,098	41,172
Australia	50,170	36,786
Finland	41,062	12,656
Switzerland	32,726	12,973
Canada	27,560	41,399
China	22,949	66,469
Spain	19,078	13,889
Austria	15,915	10,834
Portugal	14,215	5,274
Italy	13,921	4,118
Other regions	15,073	11,809
Total	1,422,605	909,247

Note 4 - Expense by nature
The following table illustrates the Group's expenses by nature:

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)

	For the six months ended June 30, 2025
	Cost of sales	Selling, general and administrative expense	Research and development expense	Total
Inventory costs	1,244,942	—	—	1,244,942
Impairment of property, plant and equipment, vehicles under operating leases, and intangible assets, net of reversals[1]	723,524	—	—	723,524
Professional services and consultant costs	—	109,821	17,219	127,040
Advertising, selling, and promotion costs	—	120,329	—	120,329
Employee benefit costs	3,847	105,431	2,840	112,118
Impairment of inventory	81,056	—	—	81,056
Warranties and costs associated with settling contract liabilities	55,649	1,053	—	56,702
Sales agent costs	—	51,999	—	51,999
Depreciation and amortization expense	13,755	12,823	5,755	32,333
Maintenance and insurance service costs	—	9,861	—	9,861
Other costs	2,956	19,966	5,448	28,370
Total	2,125,729	431,283	31,262	2,588,274
1 - Includes the impairment of $739,347 related to the Polestar 3 CGU (for further information, refer to Note 2 - Significant accounting policies and judgements) and a reversal of impairment from prior periods of $15,823.

	For the six months ended June 30, 2024
	Cost of sales	Selling, general and administrative expense	Research and development expense	Total
Inventory costs	870,699	—	—	870,699
Professional services and consultant costs	—	134,242	14,008	148,250
Advertising, selling, and promotion costs	—	147,093	—	147,093
Employee benefit costs	4,119	109,327	3,779	117,225
Impairment of inventory	31,682	—	—	31,682
Warranties and costs associated with settling contract liabilities	27,969	278	—	28,247
Depreciation and amortization expense	2,209	15,844	4,588	22,641
Sales agent costs	—	21,891	—	21,891
Maintenance and insurance service costs	—	9,766	—	9,766
Other costs	(4,145)	12,024	1,937	9,816
Total	932,533	450,465	24,312	1,407,310

Note 5 - Other operating income and expense

The following table details the Group's other operating income and expense:

	For the six months ended June 30,
	2025	2024
Other operating income
Net foreign exchange rate difference	49,321	623
Sale of carbon credits	17,621	—
Transition services to Polestar Times Technology	16,285	23,881
Sales of plant operation services to a related party	1,661	3,911
Other operating income	5,520	6,315
Total other operating income	90,408	34,730

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)

Other operating expense
Restructuring costs[1]	13,629	—
Non-income tax expense	1,235	242
Transition services to Polestar Times Technology	947	4,143
Other operating expenses	4,522	8,432
Total other operating expense	20,333	12,817
1 - The restructuring costs are primarily related to severance costs.
Note 6 - Investment in associates
On June 19, 2023, Polestar entered into a strategic agreement with the technology company, Xingji Meizu, a limited liability company and subsidiary of DreamSmart Technology Pte. Ltd ("DreamSmart"), to combine Polestar's capabilities of design and performance with the software and consumer electronics hardware development expertise of Xingji Meizu for the purpose of expanding the commercial operations and sale of Polestar vehicles in China. Xingji Meizu and DreamSmart are related parties. The strategic agreement resulted in the inception of Polestar Times Technology (Shaoxing) Co., Ltd. ("Polestar Technology"). In January 2024, Polestar Technology, selected Nanjing as its final province of registration and was renamed to Polestar Times Technology (Nanjing) Co., Ltd ("Polestar Times Technology"). Refer to Note 10 - Investment in associates included in the 2024 Consolidated Financial Statements for more information related to Polestar Times Technology.
On April 10, 2025, Polestar entered into an agreement with Xingji Meizu to terminate commercial operations of its investment in Polestar Times Technology in China, and transfer the distribution rights related to Polestar branded vehicles back to Polestar. As part of the agreement, Polestar Times Technology will continue certain non-commercial operations while winding down commercial activities. Polestar Times Technology will take sole responsibility for settlement of any outstanding financial obligations and remaining liabilities against its business partners, suppliers, and external investors. The agreement also includes the transfer of certain assets from Polestar Times Technology back to Polestar on an arms-length terms in order for Polestar to resume exclusive control of commercial operations, including sales, customer service, and distribution activities, in China. As part of the winding down of Polestar Times Technology's activities, Polestar expects to make the remaining capital contributions into Polestar Times Technology set forth in the original strategic agreement between the parties. As of June 30, 2025, Polestar had $24,884 in capital contributions it expects to make into Polestar Times Technology, subject to certain conditions precedent as defined in the original shareholder agreement.
As of June 30, 2025, Polestar has made total cash contributions of $73,116 to Polestar Times Technology and maintains 46.2% ownership.
Sales of vehicles
During the six months ended June 30, 2025, the probability of collecting consideration in exchange for vehicles sold to Polestar Times Technology remained remote due to Polestar Times Technology's lack of available liquidity. As such, the Group's accounting for sales of vehicles to Polestar Times Technology remained unchanged from the year ended December 31, 2024.
During the six months ended June 30, 2025, the Group collected consideration and recognized revenue of $21,858 related to sales of vehicles that were delivered during the year ended December 31, 2024. As of June 30, 2025, there were no unpaid vehicles delivered to Polestar Times Technology and, therefore, no unrecognized revenue. During the six months ended June 30, 2024, the Group collected consideration and recognized revenue related to sales of vehicles for $61,650 of which $31,298 pertained to vehicles delivered during the year ended December 31, 2023 and $30,352 pertained to vehicles delivered during the six months ended June 30, 2024. As of June 30, 2024, the Group remained unpaid for 542 vehicles delivered to Polestar Times Technology during the six months ended June 30, 2024; totaling $19,850 of unrecognized revenue.

The following table summarizes the activity related to Polestar's investment in Polestar Times Technology:

Balance as of January 1, 2024	—
Investment in Polestar Times Technology	4,900
Elimination of effects of downstream sales	(550)
Recognized share of losses in Polestar Times Technology	(4,350)
Balance as of June 30, 2024	—

Balance as of January 1, 2025	—
Investment in Polestar Times Technology	29,208
Elimination of effects of downstream sales	(4,947)
Recognized share of losses in Polestar Times Technology	(24,261)
Balance as of June 30, 2025	—
The following table summarizes the activity related to Polestar's unrecognized losses in Polestar Times Technology:

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)

Unrecognized balance as of January 1, 2024	(1,407)
Additional unrecognized effects of downstream sales	(6,386)
Additional unrecognized share of losses in Polestar Technology	(29,231)
Unrecognized balance as of June 30, 2024	(37,024)

Unrecognized balance as of January 1, 2025	(65,988)
Recognized share of losses in Polestar Times Technology	24,261
Additional unrecognized share of losses in Polestar Technology	(11,126)
Unrecognized balance as of June 30, 2025	(52,853)
The following table provides summarized financial information from Polestar Times Technology's financial statements and a reconciliation to the carrying amount of Polestar's investment:

	As of June 30, 2025	As of December, 31, 2024
Polestar's percentage ownership interest	46.2%	46.2%
Non-current assets	—	46,918
Current assets	30,471	48,501
Non-current liabilities	—	(20,007)
Current liabilities	(82,871)	(175,538)
Net liabilities	(52,400)	(100,126)
Less: capital reserves	(30,156)	(30,156)
Less: share capital attributable to Xingji Meizu	(28,929)	(16,641)
Adjusted net liabilities	(111,485)	(146,923)
The Group's share of net liabilities	(51,506)	(67,878)
Elimination of effects of downstream sales in inventory	1,390	2,578
Elimination of effects of downstream sales in long-term assets	(1,971)	1,789
Unrecognized losses in Polestar Times Technology	52,854	64,581
Other reconciling items	(767)	(1,070)
Carrying amount of the Group's investment in Polestar Times Technology	—	—

	For the six months ended June 30,
	2025	2024
Revenue	9,566	44,490
Net loss	(25,933)	(70,851)
Other comprehensive loss	1,850	(1,836)
Total comprehensive loss	(24,083)	(72,687)
The Group's share of losses in Polestar Times Technology	(11,126)	(33,581)

Note 7 - Finance income and expense
The following table details the Group's finance income and expense:

	For the six months ended June 30,
Finance income	2025	2024
Net foreign exchange rate gains on financial activities	49,382	—
Interest income on bank deposits	2,528	5,297
Other finance income	887	2,780
Total	52,797	8,077

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)

Finance expense
Interest expense on credit facilities and financing obligations	116,035	88,283
Interest expense to related parties[1]	65,098	71,073
Interest expense related to lease liabilities	3,779	3,706
Net foreign exchange rate losses on financial activities	—	36,212
Other finance expenses	407	4
Total	185,319	199,278
1 - Interest expense to related parties was comprised of interest on overdue trade payables balances and interest on related party borrowings.

Note 8 - Income tax benefit (expense)
Income tax benefit (expense)
For the six months ended June 30, 2025, Polestar recognized a tax benefit of $43,485 mainly due to:
•The movement of deferred tax assets on CGU impairment expenses and the net realizable value ("NRV") across several markets.
•The recognition of deferred tax assets on carry-forward losses in the UK in the six-month period ended June 30, 2025, with no equivalent recognition in the same period in 2024.
•The claim of group relief in the UK on prior year income tax taxes.
Deferred tax assets
The increase amounting to $41,825, from $81,554 as of December 31, 2024 to $123,379 as of June 30, 2025, is primarily related to:
•Movement of deferred tax assets on CGU impairment expenses and NRV across several markets.
•The recognition of deferred tax assets on carry-forward losses in the UK in the six months ended June 30, 2025 with no equivalent recognition as of December 31, 2024.
Note 9 - Net loss per share
The following table presents the computation of basic and diluted net loss per share:

	For the six months ended June 30,
	2025	2024
Class A and B Common Shares
Net loss attributable to shareholders of the parent entity	(1,193,079)	(543,878)
Weighted-average number of common shares outstanding:
Basic and diluted	2,114,848	2,110,214
Net loss per share (in ones):
Basic and diluted	(0.56)	(0.26)
On June 16, 2025, Polestar and PSD Investment Limited ("PSD") signed a Securities Purchase Agreement under which PSD made a prepayment for newly issued Class A American Depositary Shares ("ADS") that, as of June 30, 2025, had not been issued by Polestar to PSD. This agreement represents potential ordinary shares, however, since Polestar has net losses in the period, the agreement is anti-dilutive and no adjustments have been made. The Class A ADS were issued by Polestar to PSD on July 23, 2025. For further information on the Securities Purchase Agreement, see Note 14 - Equity.
Note 10 - Intangible assets and goodwill
The following table presents the split between Polestar Group's intangible assets and goodwill and trademarks:

	As of June 30, 2025	As of December, 31, 2024
Intangible assets	784,348	994,881
Goodwill and trademarks	53,318	45,968
Total	837,666	1,040,849
Changes to the carrying amount of intangible assets were as follows:

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)

	Internally developed IP	Software	Acquired IP	Total
Acquisition cost
Balance as of January 1, 2024	310,450	11,380	1,836,487	2,158,317
Additions[1]	81,434	356	60,033	141,823
Effect of foreign currency exchange differences	(16,575)	(842)	(85,193)	(102,610)
Balance as of June 30, 2024	375,309	10,894	1,811,327	2,197,530
Balance as of January 1, 2025	455,029	11,665	1,811,120	2,277,814
Additions[1]	73,747	760	83,887	158,394
Reclassifications	—	(3)	3	—
Effect of foreign currency exchange differences	77,232	1,874	236,539	315,645
Balance as of June 30, 2025	606,008	14,296	2,131,549	2,751,853

Accumulated amortization and impairment
Balance as of January 1, 2024	(18,789)	(1,548)	(769,721)	(790,058)
Amortization expense	—	(689)	(3,166)	(3,855)
Amortization expense capitalized into inventory	(299)	—	(11,298)	(11,597)
Effect of foreign currency exchange rate differences	1,027	104	24,984	26,115
Balance as of June 30, 2024	(18,061)	(2,133)	(759,201)	(779,395)
Balance as of January 1, 2025	(332,488)	(4,380)	(946,065)	(1,282,933)
Amortization expense	—	(931)	(3,210)	(4,141)
Amortization capitalized into inventory	(1,193)	—	(31,765)	(32,958)
Impairment loss[2]	(13,708)	—	(480,798)	(494,506)
Effect of foreign currency exchange differences	(52,214)	(588)	(100,165)	(152,967)
Balance as of June 30, 2025	(399,603)	(5,899)	(1,562,003)	(1,967,505)

Carrying amount as of December 31, 2024	122,541	7,285	865,055	994,881
Carrying amount as of June 30, 2025	206,405	8,397	569,546	784,348

1 – Of $158,394 in additions for the six months ended June 30, 2025, $71,152 was settled in cash. In the Unaudited Condensed Consolidated Statement of Cash Flows, these $71,152 are included as investing activities in the $201,581 additions to intangible assets, and the remaining $130,429 relates to additions from prior periods which were settled in cash during the six months ended June 30, 2025.
Of $141,823 in additions for the six months ended June 30, 2024, $93,134 has been settled in cash. These $93,134 are included in the $133,049 cash used for investing activities related to additions to intangible assets, and the remaining $39,915 relates to decreases in Trade payables - related parties from prior periods which were settled in cash during the six months ended June 30, 2024.
2 - The impairment loss of $494,506 is part of the total impairment registered of $739,347 related to the Polestar 3 CGU. For further information, refer to Note 2 - Significant accounting policies and judgements.
The significant additions in the six months ended June 30, 2025 related to:
•Additions to Internally developed IP are primarily related to the Polestar 5 and various other internal programs, such as model year changes.
•Additions to Acquired IP are primarily related to acquisitions of Polestar 4 IP from Volvo Cars. Polestar also acquired IP related to model years changes of the Polestar 2 from Volvo Cars.
There were no material changes to goodwill and trademarks during the six months ended June 30, 2025.
Note 11 - Property, plant, and equipment
Changes to the carrying amount of Property, plant and equipment were as follows:

	Buildings and land	Machinery and equipment	Machinery under development	Total
Acquisition cost
Balance at January 1, 2024	8,916	180,945	251,638	441,499
Additions[1]	2,732	11,058	101,211	115,001

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)

Divestments and disposals	—	(70)	—	(70)
Reclassifications	1,962	111,104	(113,066)	—
Effect of foreign currency exchange differences	(269)	(6,005)	(6,119)	(12,393)
Balance at June 30, 2024	13,341	297,032	233,664	544,037
Balance at January 1, 2025	10,866	476,162	166,196	653,224
Additions[1]	213	1,519	48,535	50,267
Divestments and disposals	(2,167)	(1,013)	(47)	(3,227)
Reclassifications	200	1,305	(1,505)	—
Effect of foreign currency exchange differences	720	15,125	15,480	31,325
Balance at June 30, 2025	9,832	493,098	228,659	731,589

Depreciation and impairment
Balance at January 1, 2024	(2,709)	(61,174)	(579)	(64,462)
Depreciation expense	(1,287)	(2,203)	—	(3,490)
Depreciation capitalized into inventory	—	(2,000)	—	(2,000)
Divestments and disposals	—	34	—	34
Effect of foreign currency exchange differences	159	1,058	—	1,217
Balance at June 30, 2024	(3,837)	(64,285)	(579)	(68,701)
Balance at January 1, 2025	(4,154)	(142,883)	(72,700)	(219,737)
Depreciation expense	(1,185)	(2,516)	—	(3,701)
Depreciation capitalized into inventory	—	(7,356)	—	(7,356)
Divestments and disposals	741	805	—	1,546
Impairment loss[2]	—	(215,715)	(874)	(216,589)
Effect of foreign currency exchange differences	(176)	(4,826)	(1,460)	(6,462)
Balance at June 30, 2025	(4,774)	(372,491)	(75,034)	(452,299)

Carrying amount at December 31, 2024	6,712	333,279	93,496	433,487
Carrying amount at June 30, 2025	5,058	120,607	153,625	279,290

1 - Of $50,267 in additions for the six months ended June 30, 2025, $38,296 was settled in cash. In the Unaudited Condensed Consolidated Statement of Cash Flows the amount of $38,296 is included as investing activities in the $88,032 of additions to property, plant and equipment, and the remaining $49,736 relates to additions in Trade payables - related parties from prior years which were settled in cash during the six months ended June 30, 2025.
Of $115,001 in additions for the six months ended June 30, 2024, $64,464 was settled in cash. In the Unaudited Condensed Consolidated Statement of Cash Flows these $64,464 are included as investing activities in the $83,884 of additions to property, plant and equipment, and the remaining $19,420 relates to additions to Trade payables - related parties from prior years which were settled in cash during the six months ended June 30, 2024.
2 - The impairment loss of $216,589 is part of the total impairment registered of $739,347 related to the Polestar 3 CGU. For further information, refer to Note 2 - Significant accounting policies and judgements.
The significant additions in the six months ended June 30, 2025 were related to:
•Additions to Machinery under development are primarily related to acquisitions of tooling for Polestar 4 and Polestar 5 and some investments in Polestar 3.
•Additions to Machinery and equipment is mainly due to acquisitions of vendor tooling for Polestar 3.
Right of use assets
Polestar's right-of-use assets, which are presented within Property, plant and equipment in the Unaudited Condensed Consolidated Interim Financial Statements, had a carrying value of $80,778 as of June 30, 2025 ($104,256 as of December 31, 2024). The significant change in the six months ended June 30, 2025 was the recognition of an impairment loss of $27,755, part of the total impairment registered of $739,347 related to Polestar 3 CGU. For further information, refer to Note 2 - Significant accounting policies and judgements.
Note 12 - Financial instruments
Fair values
The following table shows the carrying amounts of financial assets and liabilities measured at amortized cost. The carrying amount of these financial assets and liabilities approximate their fair value.

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)

	As of June 30, 2025	As of December, 31, 2024
Financial assets
Cash and cash equivalents	718,625	739,237
Trade receivables and trade receivables - related parties	336,203	190,249
Accrued income - related parties	55,903	42,839
Other current receivables and other current receivables - related parties	36,759	12,013
Restricted cash	34,167	31,011
Other non-current receivables	6,747	5,917
Total financial assets measured at amortized cost	1,188,404	1,021,266
Financial liabilities
Current and non-current liabilities to credit institutions	4,060,834	3,439,629
Other non-current interest-bearing liabilities and other non-current interest-bearing liabilities - related parties[1]	1,459,391	1,458,176
Trade payables and trade payables - related parties	757,741	893,914
Accrued expenses and accrued expenses - related parties	598,919	670,340
Current and non-current refund liabilities[2]	176,809	155,506
Interest-bearing current liabilities and interest-bearing current liabilities - related parties[1]	125,328	114,585
Current and non-current liabilities related to repurchase commitments	122,710	117,418
Other current liabilities and other current liabilities - related parties	67,585	58,594
Other current and non-current liabilities	21,336	8,094
Advance payments from customers	7,940	17,344
Total financial liabilities measured at amortized cost	7,398,593	6,933,600

1 - The Group's current and non-current lease liabilities are included in Interest-bearing current liabilities and Other non-current interest-bearing liabilities, respectively. The Group's current and non-current related party lease liabilities are included in Interest-bearing current liabilities - related parties and Other non-current interest-bearing liabilities - related parties, respectively.
2 - Includes the Group's current related party refund liabilities. These amounts are presented in Other current liabilities - related parties on the Unaudited Condensed Consolidated Statement of Financial Position.

The following table shows the maturities for the Group's non-derivative financial assets and liabilities as of June 30, 2025:

	Due within 1 year	Due between 1 and 5 years	Due beyond 5 years	Total
Financial assets
Trade receivables and trade receivables - related parties	336,203	—	—	336,203
Accrued income - related parties	55,903	—	—	55,903
Other current receivables and other current receivables - related parties	36,759	—	—	36,759
Restricted cash	—	34,167	—	34,167
Other non-current receivables	—	3,995	2,752	6,747
Total financial assets measured at amortized cost	428,865	38,162	2,752	469,779

Financial liabilities
Current and non-current liabilities to credit institutions	3,087,055	973,779	—	4,060,834
Other non-current interest-bearing liabilities and other non-current interest-bearing liabilities - related parties	—	1,417,264	42,127	1,459,391
Trade payables and trade payables - related parties	757,741	—	—	757,741
Accrued expenses and accrued expenses - related parties	598,919	—	—	598,919
Current and non-current refund liabilities	109,052	53,895	13,862	176,809
Interest-bearing current liabilities and interest-bearing current liabilities - related parties	125,328	—	—	125,328

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)

Current and non-current liabilities related to repurchase commitments	118,208	4,502	—	122,710
Other current liabilities and other current liabilities - related parties	67,585	—	—	67,585
Other current and non-current liabilities	12,198	9,138	—	21,336
Advance payments from customers	7,940	—	—	7,940
Total financial liabilities measured at amortized cost	4,884,026	2,458,578	55,989	7,398,593
The following table shows the carrying amounts of financial liabilities measured at fair value through profit and loss on a recurring basis.

	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
As of December 31, 2024
Earn-out rights	—	—	28,778	28,778
Class C-1 Shares	2,870	—	—	2,870
Class C-2 Shares	—	630	—	630
Total as of December 31, 2024	2,870	630	28,778	32,278
As of June 30, 2025
Earn-out rights	—	—	12,965	12,965
Class C-1 Shares	2,870	—	—	2,870
Class C-2 Shares	—	630	—	630
Total as of June 30, 2025	2,870	630	12,965	16,465
There were no transfers between Level 1 and Level 2 in the six months ended June 30, 2025 and 2024.
Significant unobservable inputs to valuation of the contingent earn-out rights
As of June 30, 2025, the valuation technique for determining the fair value of the earn-out rights and the inputs used were unchanged from those described in the Group's 2024 Consolidated Financial Statements. The following table presents the variables considered in the valuation and the earn-out fair value:

	As of June 30, 2025	As of December, 31, 2024
Implied volatility	80.0%	85.0%
Risk-free rate	3.7%	4.0%
The implied volatility represents the most significant unobservable input utilized in this Level 3 valuation technique. As of June 30, 2025, a 1% increase in the implied volatility would have resulted in an increase in fair value of $1,017, and a 1% decrease would have resulted in a decrease in fair value of $1,768.
The table that follows shows the changes in the fair value of the earn-out rights in the periods presented:

Earn-out rights
As of January 1, 2024	155,402
Change in fair value measurement	(139,638)
As of June 30, 2024	15,764
As of January 1, 2025	28,778
Change in fair value measurement	(15,813)
As of June 30, 2025	12,965

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
The earn-out liability is presented in Non-current liabilities within the Unaudited Condensed Consolidated Statement of Financial Position to align with the expected timing of the underlying earn-out payments.
Risk management
As a result of its business and the global nature of its operations, Polestar Group is exposed to market risks, primarily from changes in foreign currency exchange rates and interest rate risk, credit risk and liquidity risk. As of June 30, 2025, there was no significant changes in the risks that the Group's is exposed or in its management of risk from December 31, 2024.
During the six months ended June 30, 2025 Polestar began discussions with the syndicate of lenders for its Club Loan (refer to Note 16 - Liabilities to credit institutions for further information) in relation to its covenants. Prior to June 30, 2025 the required majority of lenders agreed to amend the debt-to-asset ratio range for the calculation as of June 30, 2025. As a result, Polestar was in compliance with this covenant as of June 30, 2025. Subsequently, on July 9, 2025, the lenders agreed to amend the debt-to-asset ratio range for the calculation as of September 30, 2025 and December 31, 2025 as well as the minimum revenue requirement for the calendar year 2025.
Note 13 - Inventories
The Group's inventory primarily consisted of vehicles as follows:

	As of June 30, 2025	As of December, 31, 2024
Work in progress	10	—
Finished goods and goods for resale	927,642	1,191,047
Provision for impairment	(121,951)	(111,686)
Total	805,701	1,079,361
Inventory costs recognized in Cost of sales during the six months ended June 30, 2025 and 2024 amounted to $1,244,942 and $870,699, respectively.
During the six months ended June 30, 2025 and 2024, the write-down of inventories to net realizable value ("impairment of inventory") amounted to $81,056 and $31,682 respectively. The write-downs were recognized as an expense in Cost of sales.
Note 14 - Equity
Changes in the Group's equity were as follows:

	Quantity		In US$ (thousands)
	Class A Shares	Class B Shares	Share capital	Other contributed capital
Balance as of January 1, 2024	467,976,748	1,642,233,575	(21,168)	(3,615,187)
Conversion of Class B to Class A	1,592,341,000	(1,592,341,000)	—	—
Equity-settled share-based payment	144,249	—	(1)	(6,774)
Balance as of June 30, 2024	2,060,461,997	49,892,575	(21,169)	(3,621,961)

Balance as of January 1, 2025	2,060,461,997	49,892,575	(21,169)	(3,625,027)
Securities Purchase Agreement	—	—	—	(200,000)
Equity-settled share-based payment	8,937,392	—	(89)	(5,406)
Related party capital contribution[1]	—	—	—	(15,265)
Balance as of June 30, 2025	2,069,399,389	49,892,575	(21,258)	(3,845,698)
1 - Refer to Note 17 - Related party transactions for further information.
Securities Purchase Agreement
On June 16, 2025 Polestar entered into a Securities Purchase Agreement pursuant to which Polestar agreed to sell 190,476,190 newly issued Class A ADS to PSD Investment Limited ("PSD") for an aggregate subscription amount of $200.0 million through a private investment in public equity ("PIPE") at a price of $1.05 per Class A ADS, which represented the volume weighted average closing sale price for the previous five consecutive trading days prior to signing. As permitted under the agreement, PSD opted to prepay the subscription amount. Prior to closing of the PIPE and delivery of the new Class A ADS, PSD converted 20,000,000 of its Class B ADS into Class A ADS in order to keep the overall voting power of its Polestar shareholdings below 50%. This conversion was effected on July 22, 2025 and the PIPE closed on July 23, 2025. Polestar intends to use the proceeds from the equity investment for working capital requirements and general corporate purposes.

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
The following instruments of the Parent were issued and outstanding as of June 30, 2025:
•2,069,399,389 Class A Shares with a par value of $0.01, of which 1,675,152,726 were owned by related parties;
•49,892,575 Class B Shares with a par value of $0.01, of which all were owned by related parties;
•20,499,965 Class C-1 Shares with a par value of $0.10;
•4,500,000 Class C-2 Shares with a par value of $0.10; and
•50,000 Redeemable Preferred Shares with a par value of GBP 1.00.
As of June 30, 2025, there were an additional 2,930,600,611 Class A Shares and 1,777,366,739 Class B Shares with par values of $0.10 authorized for issuance. No additional Class C Shares or Redeemable Preferred Shares were authorized for issuance.
Note 15 - Provisions
Changes in the Group's current and non-current provisions were as follows:

	Warranties	Employee benefits	Litigation	Other	Total
Balance as of January 1, 2024	144,693	3,222	35,676	8,762	192,353
Additions	32,241	6,426	1,133	2,470	42,270
Utilization	(18,337)	(952)	—	(1,168)	(20,457)
Reversals	(22,157)	(553)	—	(3,649)	(26,359)
Unwinding of discount and effect in changes due to discount rate	1,988	—	—	—	1,988
Effect of foreign currency exchange differences	(5,382)	(747)	—	(375)	(6,504)
Balance as of June 30, 2024	133,046	7,396	36,809	6,040	183,291
of which current	37,740	7,396	36,809	3,548	85,493
of which non-current	95,306	—	—	2,492	97,798

Balance as of January 1, 2025	128,591	902	27,135	10,898	167,526
Additions[1]	56,724	5,373	—	31,411	93,508
Utilization	(29,439)	(887)	(53)	(9,951)	(40,330)
Reversals	(15,440)	(648)	(583)	(143)	(16,814)
Unwinding of discount and effect in changes due to discount rate	(456)	—	—	—	(456)
Effect of foreign currency exchange differences	13,367	897	—	1,267	15,531
Balance as of June 30, 2025	153,347	5,637	26,499	33,482	218,965
of which current	59,702	5,637	26,499	22,926	114,764
of which non-current	93,645	—	—	10,556	104,201
1 - Includes a restructuring provision in the amount of $13,629 recognized during the six months ended June 30, 2025, allocated in the "Other" column.
Note 16 - Liabilities to credit institutions
The changes in Polestar Group's liabilities to credit institutions were as follows:

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)

	Working capital loans from banks	Market RCFs[1]	Syndicated loan from banks ("Club Loan")	Total
Balance as of January 1, 2024	1,923,755	102,910	—	2,026,665
New borrowings	277,344	68,864	950,632	1,296,840
Payments principal	(765,960)	(67,215)	—	(833,175)
Transaction costs and amortization	—	—	(11,072)	(11,072)
Effect of foreign currency exchange differences	3,251	(3,618)	(3,343)	(3,710)
Balance as of June 30, 2024	1,438,390	100,941	936,217	2,475,548
of which current	1,438,390	100,941	—	1,539,331
of which non-current	—	—	936,217	936,217

Currencies	CNY, EUR, USD	AUD, DKK, EUR, KRW, NOK, CHF, GBP	EUR, USD
Maturities	Up to June, 2025	Up to June, 2025	Up to February, 2027

	Working capital loans from banks	Market RCFs[1]	Syndicated loan from banks ("Club Loan")	Total
Balance as of January 1, 2025	2,414,763	97,631	927,235	3,439,629
New borrowings	1,782,031	103,304	—	1,885,335
Payments principal	(1,266,167)	(112,859)	—	(1,379,026)
Transaction costs and amortization	484	—	1,661	2,145
Effect of foreign currency exchange differences	57,697	10,171	44,883	112,751
Balance as of June 30, 2025	2,988,808	98,247	973,779	4,060,834
of which current	2,988,808	98,247	—	3,087,055
of which non-current	—	—	973,779	973,779

Currencies	CNY, EUR, USD	AUD, EUR, KRW, NOK, CHF, GBP	EUR, USD
Maturities	Up to March, 2026	Up to May, 2026	Up to February, 2027

1 - The Market Revolving Credit Facilities ("Market RCFs") were previously referred to as floorplan and sale-leaseback facilities. It comprises multiple credit facilities with various financial service providers to finance vehicles at the sales locations. The facilities are secured by the underlying assets and financial terms and legal form vary from market to market. In addition to the amounts presented in the table, as of June 30, 2025, Polestar had a facility with the related party Volvo Cars Financial Services UK of $68,623 ($54,975 as of December 31, 2024) that is presented separately in Interest-bearing current liabilities - related parties within the Unaudited Condensed Consolidated Statement of Financial Position - refer to Note 17 - Related party transactions.
Note 17 - Related party transactions
The tables that follow show related party activity during the periods presented:
Sale of goods, services and other

	For the six months ended June 30,
	2025	2024
Volvo Cars	76,635	55,025
Ziklo Bank AB	53,385	44,038

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)

Polestar Times Technology	21,858	61,650
Total revenue from related parties	151,878	160,713
% of total revenue	10.7%	17.7%
Purchases of goods, services and other

	For the six months ended June 30,
	2025	2024
Volvo Cars	535,968	446,429
Geely	405,261	186,650
Other related parties	17,832	6,197
Total	959,061	639,276
Interest expense

	For the six months ended June 30,
	2025	2024
Volvo Cars	47,937	52,879
Geely	14,895	16,330
Other related parties	2,266	4,442
Total	65,098	73,651
The tables that follow show related party balances as of the dates presented:
Amounts due to related parties

Trade payables - related parties, accrued expenses, and other current liabilities to related parties	As of June 30, 2025	As of December, 31, 2024
Volvo Cars	562,054	562,676
Geely[1]	375,682	528,711
Polestar Times Technology	333	10,016
Other related parties	12,205	8,473
Total	950,274	1,109,876
1 - Under the PS4 technology license agreements and manufacturing and vehicle supply agreements signed between Polestar and Geely entities, Polestar agreed to pay Geely compensation if it did not meet minimum sales volumes established in the agreements. In 2024 there was a volume deficit and, as of December 31, 2024, Polestar recognized an accrued expense of $7,647 and $37,397 for the technology license agreements and manufacturing and vehicle supply agreements respectively. In June, 2025, Polestar and Geely signed Notices on Volume Deficit Compensation for 2024 in which it was acknowledged by both parties that a portion of the compensation was not payable by Polestar as it was related to volume deficit which was due to supplier issues and other delays for which Polestar was not responsible. As a result, as of June 30, 2025, Polestar recognized a reversal of Other cost of sales of $29,779. The remaining amount of $15,265 was waived by Geely and recognized as Other contributed capital.

Interest bearing current liabilities - related parties	As of June 30, 2025	As of December, 31, 2024
Volvo Car Financial Services UK	68,623	54,975
Volvo Cars	25,716	16,999
Geely	16,450	28,688
Total	110,789	100,662

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)

Other non-current interest-bearing liabilities - related parties	As of June 30, 2025	As of December, 31, 2024
Volvo Cars	1,061,118	1,064,068
Geely	347,984	346,190
Total	1,409,102	1,410,258
Amounts due from related parties

Trade receivables - related parties, accrued income - related parties, and other current assets - related parties	As of June 30, 2025	As of December, 31, 2024
Volvo Cars	83,026	21,713
Geely	50,185	45,029
Other related parties	16,633	16,654
Total	149,844	83,396
Note 18 - Commitments and contingencies
Commitments
Polestar has contractual obligations with certain suppliers including obligations to acquire intangible assets related to development of vehicles, non-cancellable manufacturing commitments, or minimum sales volume commitments. In the event of a shortfall in manufactured vehicles or sales, or Polestar's decision to terminate such contracts, these suppliers are entitled to compensation from Polestar. The amounts in the table below represent the minimum amounts payable by Polestar under these commitments as of June 30, 2025:

	Less than 1 year	Between 1-5 years	After 5 years	Total
Acquisition of intangible assets commitments – related parties	18,877	—	—	18,877
Non-cancelable manufacturing commitments – related parties	50,706	185,778	45,279	281,763
PS4 license volume commitments – related parties	11,929	55,504	—	67,433
Logistics service and other third party commitments	4,140	24,866	—	29,006
Total	85,652	266,148	45,279	397,079
Contingencies
As of June 30, 2025 and December 31, 2024, the Group did not have any material contingencies.

Note 19 - Subsequent events
Management has evaluated events subsequent to June 30, 2025 and through September 3, 2025, the date these Unaudited Condensed Consolidated Interim Financial Statements were authorized for issuance by the Board of Directors. The following events which occurred subsequent to June 30, 2025 merited disclosure in these Unaudited Condensed Consolidated Interim Financial Statements. Management determined that no adjustments were required to the figures presented as a result of these events.
•Polestar made its final capital contributions to Polestar Times Technology as follows: (1) on July 1, 2025 of $19.0 million; (2) on August 18, 2025 of $2.6 million; and (3) on August 22, 2025, in the amount of $3.3 million. These capital injections are part of the termination of the commercial operations of Polestar's investment announced on April 10, 2025. As a result, as of the date these Unaudited Condensed Consolidated Interim Financial Statements were authorized for issuance, Polestar had completed all the capital contributions to Polestar Times Technology as set forth in the original strategic agreement between the parties.
•Share Class B to Class A conversion and subsequent share settlement of $200.0 million from Geely - on July 22, 2025, prior to closing of the PIPE (refer to Note 14 - Equity), PSD Investment converted 20,000,000 of its Class B ADS into Class A ADS in order to keep the overall voting power of its Polestar shareholdings below 50%. The PIPE closed on July 23, 2025.
•On August 21, 2025, Polestar entered into a 12-month working capital loan of ¥1.1 billion with Bank of China Shanghai Branch. This loan carries an interest rate of 1-year LPR minus 0.6% due quarterly and is secured by Geely.
•On August 21, 2025, Polestar entered into a 12-month working capital loan for ¥976.0 million with China CITIC Bank Shanghai Branch. This loan carries an interest rate of 2.4% per annum due quarterly. This loan is secured by Geely.

Notes to the Unaudited Condensed Consolidated Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
•On August 25, 2025, Polestar signed an agreement with Geely to transfer certain tooling assets related to PS4 production for ¥535.8 million.